EXHIBIT D-2

               UNITED STATES OF AMERICA96 FERCP. (Section) 62,325
                      FEDERAL ENERGY REGULATORY COMMISSION

Wisconsin Power and Light Company                        Docket No. EC01-138-000
Wisconsin Public Service Corporation

                          ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                           (Issued September 28, 2001)

         On August 9, 2001, Wisconsin Power and Light Company (WP&L) and Wisconsin Public Service Corporation (Wisconsin Public Service) (collectively, Applicants) filed an application under section 203 of the Federal Power Act
(FPA)(1) requesting Commission authorization for WP&L to purchase a portion of Wisconsin Public Service's common equity interest in Wisconsin River Power Company (Wisconsin River).

         WP&L is a public utility that provides retail and wholesale electric service to customers throughout Wisconsin. WP&L also owns South Beloit Water, Gas and Electric Company (South Beloit). WP&L is a wholly-owned subsidiary of Alliant Energy Corporation (Alliant Energy), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Alliant has two direct wholly-owned public utility subsidiaries, IES Utilities, Inc.
(IES) and Interstate Power Company (IPC).(2) The Operating Companies are engaged in the production, transmission, and distribution of electric power and energy in Iowa, Wisconsin, Illinois, and Minnesota.

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   (1)  16 U.S.C.ss. 824b (1994).
   (2) IES, IPC, WP&L and South Beloit comprise the Alliant Energy Operating Companies (Operating Companies).

         Wisconsin Public Service is an investor-owned utility engaged in the generation, distribution and sale of electric power and energy and the purchase, transportation, distribution and sale of natural gas. Wisconsin Public Service serves retail customers in Wisconsin and a portion of Michigan. Further, Wisconsin Public Service is affiliated with Upper Peninsula Power Company which serves retail customers in Michigan. Wisconsin Public Service's common stock is wholly-owned by WPS Resources Corporation (WPS Resources), an exempt public utility holding company under PUHCA.

         Wisconsin River is wholly-owned by Wisconsin Public Service and WP&L.(3) Wisconsin Rivers owns and operates two hydroelectric power generating facilities with a aggregate capacity of 35 MW. All of the electric power and energy generated by Wisconsin River is divided and sold in equal shares to Wisconsin Public Service, WP&L, and Consolidated Water Power Company (CWP) under long-term contracts.

         Pursuant to a sales agreement, WP&L agreed to purchase half of Wisconsin Public Service's stock in Wisconsin River, an amount that represents
16.88 percent of the capital shares of Wisconsin River. As a result, WP&L will receive an additional 5.9 MW of Wisconsin River's output, while Wisconsin Public Service's share of the output will decrease by 5.9 MW.

         Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. With respect to competition, Applicants state that the transaction will not adversely affect competition because WP&L's generation capacity will only increase by approximately 5.9 MW. Further, Applicants note that the entirety of Wisconsin River's capacity will continue to be sold under long-term contracts to WP&L, Wisconsin Public Service and CWP. With regard to rates, Applicants state that the transaction will not adversely affect rates because Wisconsin River has no wholesale requirements customers nor does it provide jurisdictional transmission service. Further, Wisconsin River's sales of electric power and energy will continue under the current Commission rate schedule. With respect to regulation, Applicants state that the proposed transaction does not involve a merger and does not impair the regulatory authority of the Commission, the SEC, or the State of Wisconsin.

         Notice of the application was published in the Federal Register with motions to intervene or protests due on or before August 29, 2001. None were received.

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   (3)  Wisconsin Public Service owns a 66.88 percent share of Wisconsin River.
The remaining 33.12 percent share is owned by WP&L.

Docket No. EC01-138-000                 3

         After consideration, we conclude that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

         (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

         (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

         (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

         (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

         (5) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction; and

         (6) Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has been consummated.

         Authority to act on this matter is delegated to the Director, Division of Tariffs and Rates - West, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.


                                          Michael A. Coleman
                                          Director
                                          Division of Tariffs and Rates - West